May 10, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attention: Daniel F. Duchovny, Esq., Special Counsel

Re:	Portal Software, Inc.

Schedules 14D-9C filed April 12, 14 and 18, 2006

Schedule 14D-9 filed April 26, 2006

SEC File No. 005-58301

Dear Mr. Duchovny:

At the request of Portal Software, Inc. (“Portal”), we are submitting the following responses to the comments in your letter (the “Comment Letter”) dated May 2, 2006 to Michael S. Ringler of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to Portal. Courtesy copies of Amendment No. 1 to Schedule 14D-9 (the “Schedule 14D-9”) are enclosed for the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, please note that we have repeated your comments 1 through 11 from the Comment Letter below in bold type, and the numbered items below correspond to the number of the comment set forth in the Comment Letter and that the page numbers referenced below correspond to the pages on the Schedule 14D-9 as filed with the Commission on April 26, 2006.

Schedule 14D-9C

Forward Looking Statement

1.	We note in the press release dated April 12 (and in other documents relating to the tender offer in the above-mentioned filings) that you do not undertake any obligation to update any forward-looking statements as a result of developments occurring after the date of your document. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid using this statement in all future communications.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

May 10, 2006

We supplementally confirm that Portal will avoid using the referenced statement in all future communications in connection with the transaction.

Schedule 14D-9

Item 3. Past Contracts, Transaction, page 2

2.	With respect to your disclosure in this item please tell us why you need to qualify your disclosure “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the section of your document entitled “Interest in Securities of the Subject Company.”

In response to the Staff’s comment, Portal has revised the disclosure on pages 2 and 19 of the Schedule 14D-9 to remove the referenced phrase “to the Company’s knowledge.”

Arrangements with Executive Officers and Directors of the Company, page 3

3.	Please provide an individual breakdown of the payment to be received by each of your executive officers and directors for all shares and options subject to the offer.

In response to the Staff’s comment, Portal has revised the disclosure on page 3 of the Schedule 14D-9 to include the requested information regarding the payments to be received by the executive officers and directors of Portal in exchange for their shares of Portal stock.

We respectfully advise the Staff that no executive officers or directors of Portal (or any other holders of Portal stock options) will receive payments for their unexercised Portal stock options in connection with Oracle’s tender offer. Pursuant to the terms of Portal’s merger agreement with Oracle, all outstanding options to purchase shares of Portal stock will be assumed by Oracle at the effective time of the merger that will follow the completion of the tender offer and become options to purchase shares of Oracle stock. The number of shares of Oracle stock underlying each assumed option and the per share exercise prices of the assumed options will be determined based on the average closing prices of Oracle stock during the ten trading days immediately preceding the closing date of the merger. If an executive officer or director of Portal exercises a stock option prior to the expiration of the tender offer, such executive officer or director may tender such shares and would be entitled to payment if Offeror accepted and purchased such shares.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

May 10, 2006

The Solicitation or Recommendation – Background, page 6

4.	Please reconcile your disclosure with the in the offer document prepared by the bidders with respect to the contacts between Portal and Oracle described in the offer document during 2005.

In response to the Staff’s comment, Portal has revised the disclosure on page 3 of the Schedule 14D-9 to provide additional detail regarding the early interactions between Portal and Oracle in order to reconcile the disclosure set forth in Oracle’s offer documents with the disclosure in the Schedule 14D-9.

5.	Please expand your description of the contacts with Party A and Party B. It appears that there were no contacts with Party A and Party B between March 29 (A) and 31 (B), and April 11. Please confirm or revise. Also, name each competing bidder and describe their offers in additional detail. For example, what contingencies were included in the offers from these bidders? What were the “substantial business and financial diligence requirements of, and associated timing and risks of consummating a transaction” with these bidders? When were the offers from these bidders rejected?

We respectfully advise the Staff that Portal signed a letter agreement with Oracle on March 29, 2006, which is disclosed in the last paragraph on page 12 of the Schedule 14D-9, and which contained exclusivity provisions that prohibited Portal from conducting any discussions or negotiations with any party (including Party A and Party B) other than Oracle. Accordingly, between March 29, 2006 and April 11, 2006 (the date on which Portal and Oracle entered into the merger agreement), Portal did not have any contacts with any third parties (including Party A and Party B) regarding a possible transaction, other than as described in the Schedule 14D-9. All material contacts that Portal had with Party A and Party B prior to March 29, 2006 are disclosed in the Schedule 14D-9.

We further respectfully advise the Staff that Portal is a party to confidentiality agreements with each of the bidders (including Party A and Party B), which preclude

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

May 10, 2006

Portal from publicly disclosing the identity of the bidders and the terms of their respective indications of interest unless required by law. Portal has disclosed in the Schedule 14D-9 that Party A and Party B are financial investors, but believes that the specific identities of Party A and Party B are not material factors for Portal’s stockholders to consider in deciding whether or not to tender their shares of Portal stock in Oracle’s tender offer. However, in response to the Staff’s comments, Portal has revised the disclosure on page 12 of the Schedule 14D-9 to provide additional clarifying detail regarding the terms of the draft merger agreement that Portal received from Party A and the indication of interest that Portal received from Party B.

We further respectfully advise the Staff that Portal did not reject the indications of interest that it received from Party A and Party B because Portal was prohibited from communicating with them pursuant to the exclusivity provisions set forth in Portal’s letter agreement with Oracle described above and in the Schedule 14D-9. However, as disclosed in the rollover paragraph at the top of page 13 of the Schedule 14D-9, Portal informed each of Party A and Party B that Portal had entered into exclusive negotiations with another party and was terminating discussions with them regarding a transaction.

6.	Refer to the carryover paragraph on pages 15 and 16 in which you discuss the discussions held by your board on April 11. You note in the disclosure that deficiencies with the competing bidders’ offers included Party A’s onerous” terms and conditions. Please revise to describe those “onerous” terms and conditions. We also note the board’s concern that a negotiation with a competing bidder would be conducted following the company’s failed attempt to negotiate with Oracle and result in a lower price. Please explain. Was Oracle’s price disclosed to these competing bidders? Finally, clarify whether there were “any negative financial results for the first quarter” that could affect the negotiations.

In response to the Staff’s comment, Portal has revised the disclosure on pages 12, 15 and 16 of the Schedule 14D-9 to more fully describe (i) the terms and conditions of Party A’s proposed merger agreement, and (ii) the basis for the Portal board’s belief that it might receive a lower price proposal from Party A and Party B if Portal failed to complete a merger agreement with Oracle.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

May 10, 2006

We respectfully advise the Staff that Portal was prohibited from disclosing Oracle’s proposed price to Party A and Party B pursuant to the confidentiality provisions of Portal’s letter agreement with Oracle.

In response to the Staff’s comment, Portal has further revised the disclosure on page 15 and 16 of the Schedule 14D-9 to clarify that Portal was not aware of the specific outcome of its first quarter financial results, but was concerned that any negative financial results could have a negative impact on its negotiations with Party A or Party B since those negotiations would occur following the completion of the quarter.

7.	Refer to the comment above. Please clarify what the company was “vulnerable” to, as disclosed in the referenced paragraph.

Portal has revised the disclosure on pages 15 and 16 of the Schedule 14D-9 in response to the Staff’s comment.

8.	Please tell us whether CIBC prepared any reports in its role as your financial advisor. If so, please provide us a copy of such report supplementally.

A copy of the presentation materials prepared by CIBC World Markets Corp. (“CIBC World Markets”) in connection with the delivery of its opinion, dated April 11, 2006, to the board of directors of Portal is being provided to the Staff under separate cover by counsel for CIBC World Markets on a confidential and supplemental basis. In connection with furnishing such materials supplementally to the Staff, counsel for CIBC World Markets has requested that these materials be returned promptly following completion of the Staff’s review thereof as such materials are of a type typically returned by the Staff pursuant to Rule 418(b) under the Securities Act of 1933, as amended, or Rule 12b-4 under the Exchange Act of 1934, as amended. By separate letter, counsel for CIBC World Markets also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The Solicitation or Recommendation – Reasons for the Recommendation, page 16

9.	We note that Party A and Party B each submitted an indication of interest with a higher consideration than that submitted by Oracle and that ultimately agreed upon with Oracle. We also note that, in the case of Party B’s offer, it was received March 31,2006, that an agreement with Oracle was not reached until April 11, 2006 and that one of the reasons for not accepting this offer was that both Party A and

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

May 10, 2006

Party B still had significant due diligence issues pending. Given the period of time between receiving those offers and reaching an agreement with Oracle was more than 10 days, what consideration was given to the fact that due diligence issues may have been resolved during this period of time?

We respectfully advise the Staff that Portal was prohibited from engaging in discussions with Party A and Party B (or otherwise enabling Party A or Party B to engage in any further due diligence review of Portal) pursuant to the exclusivity provisions of the letter agreement that Portal entered into with Oracle on March 29, 2006. Accordingly, if Portal had elected to abandon its discussions with Oracle, pursuant to the terms of these exclusivity provisions (which are described on page 13 of the Schedule 14D-9), Portal would have been required to wait ten days before commencing discussions and further due diligence with Party A and Party B. As noted in the Schedule 14D-9, this contractual delay (and the attendant risks arising out of that delay) was one of the many factors that the Portal board considered in determining whether to accept Oracle’s nominally lower purchase price.

10.	The disclosure indicates that the board, in determining whether or not to approve the offer and the merger, considered factors. Item 1012(b) of Regulation M-A, however, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise this section to clarify which of the enumerated factors are in fact reasons, not simply factors or benefits, in support of the board’s decision to recommend the offer to security holders. Ensure that you explain how each of the factors described supported the final recommendation. For example, what were the prospects for the company if it remained independent? What specifically in management’s analyses and presentations supports the final decisions? What about the discussions with other bidders supports the board’s decision? What was the board’s analysis with respect to the current economic climate?

In response to the Staff’s comment, Portal has revised the disclosure on page 16 of the Schedule 14D-9 to expand and clarify the reasons for the Portal board’s determination to recommend that Portal’s stockholders tender their Portal stock in the offer.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

May 10, 2006

Persons/Assets Retained, Employed, Compensated Or Used, page 18

11.	Please describe the services provided and compensation received, if any, by CIBC from Oracle and its affiliates during the past two years. Refer to Item 1011(b) of Regulation M-A.

We supplementally advise the Staff that CIBC World Markets has not provided services to Oracle Corporation or its affiliate, Oracle Systems Corporation, during the past two years.

We would greatly appreciate receiving your response as soon as reasonably practicable. Please do not hesitate to contact me at (415) 947-2011 or Larry Bercovich at (408) 572-2904 with any questions regarding our responses to your comments.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael S. Ringler
Michael S. Ringler

cc:	Larry Bercovich, Portal Software, Inc.

Chris Ing, Oracle Corporation

Steve Bochner, Wilson Sonsini Goodrich & Rosati

Bart Deamer, Bingham McCutchen LLP